SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. 2)

                              MIDDLEBY CORPORATION
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                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)
                                    596278101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 2, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 5 pages)


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CUSIP No. 596278101                     13D           Page 2 of 5 Pages
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=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|

                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                       WC
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    303,013
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                  -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                303,013
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                  -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                303,013
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  3.4 %
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     14        TYPE OF REPORTING PERSON*
                                   IA
===============================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

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CUSIP No. 596278101                       13D         Page 3 of 5 Pages
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The following constitutes Amendment # 2 to the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

The aggregate purchase price of the 303,013 Shares of Common Stock owned beneficially by JANA Partners LLC is $ 2,226,742. Such Shares of Common Stock were acquired with investment funds in accounts under management.

Item 4.           Purpose of Transaction.
                  ----------------------

                  JANA Partners LLC commends Middleby's CEO Selim Bassoul and his management team on their very successful integration of the Blodgett acquisition and the resulting gains in the share price. We have determined to realize a portion of such gains at present, but remain supportive of the company.

                  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the price and availability of Shares of Common Stock, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Neither the Reporting Person nor the Principals has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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CUSIP No. 596278101                       13D         Page 4 of 5 Pages
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Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 9,033,722 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

As of the close of business on September 9, 2003, JANA Partners LLC beneficially owned 303,013 Shares of Common Stock, constituting approximately 3.4 % of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) JANA PARTNERS LLC has ceased to be the beneficial owner of more than five percent of the outstanding common stock of Middleby Corporation.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                                 None.

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CUSIP No. 596278101                       13D         Page 5 of 5 Pages
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                                   SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 10, 2003                           JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein
                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Partner

                                           By:  /s/ Gary Claar
                                                    -------------------
                                                    Gary Claar
                                                    Managing Director

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
 Shares of Common Stock           Price Per                 Date of
       Purchased (Sold)            Share($)             Purchase (Sale)
       -----------                ---------             --------------

                                JANA PARTNERS LLC
                             -----------------------

        (550)                    21.0000                 08/20/03
        (100)                    21.0000                 08/21/03
      (8,200)                    21.0696                 08/22/03
     (93,300)                    20.8515                 08/26/03
     (12,700)                    20.7886                 08/27/03
      (5,100)                    20.8000                 08/28/03
      (3,700)                    20.5500                 08/29/03
     (43,495)                    20.7094                 09/02/03
      (6,900)                    20.8610                 09/03/03
     (33,600)                    20.8114                 09/04/03
      (8,500)                    20.8371                 09/05/03
     (47,233)                    20.8316                 09/08/03
     (34,409)                    20.8693                 09/09/03